Exhibit 99.1

EXECUTION VERSION

MAXEON SOLAR TECHNOLOGIES, LTD.

FORWARD PURCHASE AGREEMENT

This Forward Purchase Agreement (this “Agreement”) is entered into as of June 14, 2024, by and between Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”), and Zhonghuan Singapore Investment and Development Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore with company registration number 201939428H (the “Purchaser”). Capitalized terms not defined herein shall have the meaning assigned to such term in Annex 1.

Recitals

WHEREAS, the Purchaser is a shareholder of the Company and is a party to that certain Shareholders Agreement, dated as of August 26, 2020, by and among the Purchaser, the Company, TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS (as amended or supplemented from time to time, the “Shareholders Agreement”); and

WHEREAS the Purchaser desires to purchase from the Company, and the Company desires to issue and sell to the Purchaser, certain Ordinary Shares (as defined below) of the Company, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1.	Sale and Purchase.

(a)	Forward Purchase Shares.

(i)	Upon and subject to the satisfaction (or waiver) of the conditions set forth on Annex 2, at the Closing (as defined below), the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, ordinary shares of the Company, of no par value (the “Ordinary Shares”) (such Ordinary Shares, the “Forward Purchase Shares”), each at the FPA Purchase Price and for an aggregate purchase price of $100,000,000 (or to the extent an aggregate purchase price of $100,000,000 would result in the issuance of fractional shares by the Company, such other amount that is nearest to, but less than, $100,000,000 which will not require the Company to issue any fractional share)(such amount, the “Aggregate Purchase Price”).

(ii)	The Company shall require the Purchaser to purchase the Forward Purchase Shares pursuant to Section 1(a)(i) hereof by delivering written notice to the Purchaser (the “Purchase Notice”), at any time prior to the Termination Date (as defined below) but following determination by the Company and the Purchaser that the conditions set forth on Annex 2 have been satisfied (and/or waived by the Company and/or the Purchaser, as applicable, in their respective sole discretion) or will be satisfied (and/or waived by the Company and/or the Purchaser, as applicable, in their respective sole discretion) at the Closing, specifying the number of Forward Purchase Shares the Purchaser is required to purchase (based on the Aggregate Purchase Price and the per share FPA Purchase Price), the anticipated date of the closing of the sale of the Forward Purchase Shares (the “Closing”), which date shall be at least five (5) Business Days following the giving of the Purchase Notice (such date of Closing, the “Closing Date”), the FPA Purchase Price, the Aggregate Purchase Price and instructions for wiring the Aggregate Purchase Price to an account or account(s) designated by the Company. As used in this Agreement, “Business Day” means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, New York, or Singapore.

(iii)	At Closing, (1) the Purchaser shall deliver the Aggregate Purchase Price, in U.S. dollars by wire transfer, or by such other method mutually agreeable to the Company and the Purchaser, of immediately available funds to the account(s) specified in the Purchase Notice, against the delivery of the number of Forward Purchase Shares specified in the Purchase Notice, and (2) the Company will issue to the Purchaser the number of Forward Purchase Shares specified in the Purchase Notice against (and concurrently with) receipt of the Aggregate Purchase Price by the Company.

(b)	Delivery of Forward Purchase Shares.

(i)	The Company shall register the Purchaser as the owner of the Forward Purchase Shares purchased by the Purchaser hereunder in the register of members of the Company and with the Company’s transfer agent by book entry on the Closing Date.

(ii)	Each register and book entry for the Forward Purchase Shares shall contain a notation, and each certificate (if any) evidencing the Forward Purchase Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE OFFER AND SALE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT ONLY:

(A) TO THE COMPANY, ITS PARENT OR ANY SUBSIDIARY THEREOF; OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT; OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR

(D) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT,

BEFORE THE REGISTRATION OF ANY SALE OR TRANSFER IN ACCORDANCE WITH (C), (D) OR (E) ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATES OR OTHER DOCUMENTATION OR EVIDENCE AS IT MAY REASONABLY REQUIRE IN ORDER TO DETERMINE THAT THE PROPOSED SALE OR TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.”

(c)	Registration Rights.

The Purchaser shall have customary registration rights (the “Registration Rights”) with respect to the Forward Purchase Shares purchased by it as set forth in an amended and restated registration rights agreement to be entered into between the Company and the Purchaser on or before the Closing Date (the “Amended and Restated Registration Rights Agreement”), which shall be in form and substance reasonably acceptable to the Purchaser and the Company.

2.	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Company as follows, as of the date hereof and as of the Closing Date:

(a)	Organization, Good Standing and Power.

The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b)	Authorization.

The Purchaser has full power and authority to enter into this Agreement and this Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)	Regulatory and Other Authorizations

None of the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any U.S. or foreign governmental authority by the Purchaser, other than those set forth in subclauses (a)(i)(A), (a)(i)(B) and (a)(ii) of Annex 2 hereof.

(d)	Compliance with Other Instruments.

Subject to the matters set forth on Annex 2 hereof, the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, if applicable, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of U.S. federal or state or foreign statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)) which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.

(e)	Purchase Entirely for Own Account.

This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Forward Purchase Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of law. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Forward Purchase Shares. If the Purchaser was formed for the specific purpose of acquiring the Forward Purchase Shares, each of its equity owners is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”). As used in this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.

(f)	Disclosure of Information.

The Purchaser has received all the information it considers necessary or appropriate for deciding whether to purchase the Forward Purchase Shares. The Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Forward Purchase Shares and the business, assets, financial condition and prospects of the Company.

(g)	Restricted Securities.

The Purchaser understands that the Forward Purchase Shares have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Forward Purchase Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Forward Purchase Shares indefinitely unless they are registered with the U.S. Securities and Exchange Commission (“SEC”) and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Forward Purchase Shares for resale, except for the Registration Rights. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Forward Purchase Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. In this connection, the Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(h)	Investment Experience.

The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company and the Forward Purchase Shares (and has sought such accounting, legal and tax advice as the Purchaser has considered necessary to make an informed investment decision) and is aware that its agreement to purchase the Forward Purchase Shares involves a high degree of risk which could cause the Purchaser to lose all or part of its investment.

(i)	Accredited Investor; and Offer made pursuant to Section 275(1A) of the Securities and Futures Act 2001 of Singapore.

The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

The Purchaser acknowledges and agrees that (i) the Transaction is made at the Aggregate Purchase Price, being a consideration of not less than S$200,000 (or its equivalent in a foreign currency) which shall be paid for in cash or by exchange of securities, securities-based derivatives contracts or other assets, (ii) it is not purchasing the Forward Purchase Shares with a view to all or any of such Forward Purchase Shares being subsequently offered for sale to another person, and (iii) this document has not been and no document or material will be lodged or registered as a prospectus with the Monetary Authority of Singapore.

(j)	No General Solicitation.

Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement, in each case, in connection with the offer and sale of the Forward Purchase Shares.

(k)	Residence.

The Purchaser’s principal place of business is the office or offices located at the address or addresses of the Purchaser set forth on the signature page hereof.

(l)	Non-Public Information.

The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company.

(m)	Adequacy of Financing.

The Purchaser has available to it or will have available to it as of the Closing sufficient funds to satisfy its obligations under this Agreement.

(n)	Brokers or Finders.

Except as set forth in Schedule 2(n) hereof , the Purchaser has not engaged any brokers, finders or agents, such that the Company will, incur, directly or indirectly, as a result of any action taken by the Purchaser, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement.

(o)	No Other Representations and Warranties; Non-Reliance.

Except for the specific representations and warranties contained in this Section 2 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and this offering, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 3 of this Agreement, and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company, any person on behalf of the Company or any of the Company’s affiliates (collectively, the “Company Parties”).

3.	Representations and Warranties of the Company.

The Company represents and warrants to the Purchaser that as of the date hereof and as of the Closing Date:

(a)	Organization, Good Standing and Qualification.

The Company has been (i) duly organized and is validly existing and (if applicable) in good standing under the laws of its jurisdiction, with power and authority (corporate and other) to own its properties and conduct its business as described in the documents filed by the Company (the “Public Filings”) with the SEC prior to the date of this Agreement, and (ii) duly qualified as a foreign corporation for the transaction of business and is in good standing (or the applicable equivalent thereof, if applicable) under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except, in the case of this clause (ii), where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	Corporate Power; Authorization of this Agreement.

All corporate action required to be taken by the Company’s board of directors, the Company’s shareholders and/or the Company in order to authorize the Company to enter into this Agreement, and to issue the Forward Purchase Shares at the Closing has been taken prior to the date hereof. All action on the part of the Company’s shareholders and/or the Company’s board of directors necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed at or prior to the Closing, and the issuance and delivery of the Forward Purchase Shares has been taken prior to the date hereof. All other actions on the part of the Company necessary for the performance of the obligations of the Company under this Agreement to be performed at or prior to the Closing and the issuance and delivery of the Forward Purchase Shares will be taken prior to the Closing. This Agreement has been duly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)	Regulatory and Other Authorizations

None of the execution, delivery or performance of this Agreement by the Company, the issuance of the Forward Purchase Shares or the consummation by the Company of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any U.S. or foreign governmental authority by the Company or any subsidiary of the Company or any of their respective properties or assets, other than those set forth in subclauses (a)(i)(A) and (a)(i)(B) of Annex 2 hereof.

(d)	Validity of Forward Purchase Shares.

(i)	The Forward Purchase Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and registered in the register of members of the Company, will be validly issued and fully paid and will be free of any taxes, pre-emptive rights, rights of first refusal, subscription and similar rights, liens, encumbrances, or restrictions on transfer other than liens, encumbrances, or restrictions on transfer under the Amended Shareholders Agreement (as defined below), as amended from time to time, under the constitutional documents of the Company, under applicable state and federal securities laws or as contemplated hereby.

(ii)	No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(e)	Compliance with Other Instruments.

The execution, delivery and performance of this Agreement, the issuance of the Forward Purchase Shares and the consummation of the transactions contemplated by this Agreement will not result in any violation or default (or event which, with notice or lapse of time or both, would become a default) (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of U.S. federal or state or foreign statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a Material Adverse Effect.

(f)	Accuracy of Public Disclosure.

The Public Filings, at the time they were filed with the SEC, complied in all material respects with the requirements of the Securities Act, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, as applicable, and, when considered together with any amendment or supplement thereto (if applicable), did not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)	Anti-Corruption.

From June 14, 2019 through August 26, 2020 (the “Spin-Off Date”), to the knowledge of the Company, and since the Spin-Off Date, neither the Company, nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries nor, to the knowledge of the Company, any employee, agent or affiliate acting on behalf of the Company or any of its subsidiaries has (i) received, made, offered, promised or authorized any unlawful payment, contribution, property, gift, entertainment or other unlawful expense (or taken any act in furtherance thereof); or (ii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations thereunder, the Bribery Act 2010 of the United Kingdom, the Prevention of Corruption Act 1960 of Singapore, the Corruption, Drug Trafficking and Other Serious Crime (Confiscation of Benefits) Act 1992 or any other applicable anti-corruption, anti-bribery or related law, statute or regulation (collectively, “Anti-Corruption Laws”). From June 14, 2019 through the Spin-Off Date, to the knowledge of the Company, and since the Spin-Off Date, except as set forth in Schedule 3(g), neither the Company, nor any of its Subsidiaries, nor any of their respective affiliates, nor Persons acting on their behalf has received any notice or communication from any Person that alleges, or been involved in any internal investigation involving any allegations relating to, potential violation of any Anti-Corruption Laws. From June 14, 2019 through the Spin-Off Date, to the knowledge of the Company, and since the Spin-Off Date, the Company and its subsidiaries and, to the Company’s knowledge, its affiliates have conducted their businesses in compliance with Anti-Corruption Laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein.

(h)	International Trade Laws

(A)	Economic Sanctions.

Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries nor, to the knowledge of the Company, any employee, agent, or affiliate acting on behalf of the Company or any of its subsidiaries is (i) currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or the U.S. Department of State and including the designation as a “specially designated national” or “blocked person,” the European Union, His Majesty’s Treasury, or the United Nations Security Council (collectively, “Sanctions”), (ii) located, organized, or resident in a country or territory that is the subject or target of territory-wide Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, Kherson, Luhansk, and Zaporizhzhia regions of Ukraine (a “Sanctioned Jurisdiction”), or (iii) majority owned or controlled by any person or persons described in the foregoing clauses (i) and (ii); neither the Company nor any of its subsidiaries is engaged in, or has, at any time from April 24, 2019 through the Spin-Off Date, to the knowledge of the Company, or since the Spin-Off Date, engaged in, any dealings or transactions with or involving any individual or entity that was or is, as applicable, at the time of such dealing or transaction, the subject or target of comprehensive Sanctions or with any Sanctioned Jurisdiction, in violation of Sanctions.

(B)	Other International Trade Laws.

The Company and its subsidiaries are, and at all times from June 14, 2019 through the Spin-Off Date, to the knowledge of the Company, and since the Spin-Off Date have been, in compliance with (1) applicable U.S. export control laws ( the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130, as amended), the Export Administration Regulations (15 C.F.R. §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws); (2) laws pertaining to imports and customs, including those administered by Customs and Border Protection in the U.S. Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws; (3) the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (4) export, import and customs laws of other countries in which the Company or its subsidiaries has conducted and/or currently conducts business (together with Sanctions, “International Trade Laws”).

Except as set forth in Schedule 3(h)(B), from June 14, 2019 through the Spin-Off Date, to the knowledge of the Company, and since the Spin-Off Date, neither the Company nor any of its subsidiaries has received notice of any action, suit, proceeding or investigation against it with respect to International Trade Laws from any U.S. or foreign governmental authority. The Company and its subsidiaries have instituted, and maintain, policies and procedures designed to promote and achieve continued compliance with International Trade Laws.

(i)	No General Solicitation.

Neither the Company, nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including, through a broker or finder engaged in any general solicitation, or published any advertisement in connection with the offer and sale of the Forward Purchase Shares. Assuming the accuracy of the representations, warranties and covenants of the Purchaser set forth in Section 2 of this Agreement, no registration under the Securities Act, or any state securities laws is required for the offer and sale of the Forward Purchase Shares by the Company to the Purchaser under this Agreement.

(j)	Intellectual Property.

(i) To the knowledge of the Company, there have been no material claims made or threatened against the Company or any of its subsidiaries asserting the invalidity, misuse or unenforceability of any Intellectual Property or challenging the Company’s or any of its subsidiaries’ ownership of Intellectual Property owned or purported to be owned by the Company or any of its subsidiaries or right to use, commercialize or exploit any other Intellectual Property, in either case free and clear of liens, encumbrances, and restrictions, (ii) to the knowledge of the Company, neither the Company nor any of its subsidiaries has received any notices of, and there are no facts which indicate a likelihood of, any material direct, vicarious, indirect, contributory or other infringement, violation or misappropriation by the Company or any of its subsidiaries of any Intellectual Property (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any other Person), (iii) to the knowledge of the Company, the conduct of the Company’s or any of its subsidiaries’ respective businesses as previously conducted has not materially infringed, misappropriated or violated, and as presently conducted or presently proposed to be conducted does not materially infringe, misappropriate or violate, any Intellectual Property of any other Person, whether directly, vicariously, indirectly, contributorily or otherwise, and (iv) to the knowledge of the Company, except as set forth in Schedule 3(j)(iv), no material Intellectual Property has been infringed, misappropriated or violated by any other Person. As used in this Agreement, “Intellectual Property” means, collectively, in the United States and all countries or jurisdictions foreign thereto, (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, (b) all trademarks, all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all moral rights, copyrights and other rights in any work of authorship, compilation, derivative work or mask work and all applications, registrations, and renewals in connection therewith, (d) all trade secrets and confidential business information (including confidential ideas, research and development, know-how, methods, formulas, compositions, manufacturing and production processes and techniques, technical and other data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) software, (f) all other proprietary and intellectual property rights, (g) all copies and tangible embodiments of any of the foregoing (in whatever form or medium), (h) the exclusive right to display, perform, reproduce, make, use, sell, distribute, import, export and create derivative works or improvements based on any of the foregoing and (i) all income, royalties, damages and payments related to any of the foregoing (including damages and payments for past, present or future infringements, misappropriations or other conflicts with any intellectual property), and the right to sue and recover for past, present or future infringements, misappropriations or other conflict with any intellectual property.

(k)	Litigation.

To the knowledge of the Company, except as set forth in Schedule 3(k) hereof, there is no material Action pending or threatened against the Company or any of its subsidiaries, or any property or asset of the Company or any of its subsidiaries, or any of the officers of the Company or any of its subsidiaries (in such Person’s capacity as an officer) in regards to their actions as such. To the knowledge of the Company, there is no material Action pending or threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement. To the knowledge of the Company, there is no outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or threatened investigation by, any governmental authority relating to the Company, any of its subsidiaries, any of their respective properties or assets, any of their respective officers or directors, or the transactions contemplated by this Agreement. As used in this Agreement, “Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any governmental authority, or any other arbitration, mediation or similar proceeding.

(l)	Environmental Laws.

Except as described in the Public Filings, the Company and its subsidiaries (i) are in compliance with all laws, regulations, ordinances, rules, orders, judgments, decrees or other legal requirements of any governmental authority, including without limitation any international, foreign, national, state, provincial, regional, or local authority, relating to pollution, the protection of human health or safety (as it relates to exposure to hazardous or toxic substances or wastes), the environment, or natural resources, or to the use, handling, storage, manufacturing, transportation, treatment, discharge, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”) applicable to such entity, which compliance includes, without limitation, obtaining, maintaining and complying with all permits, authorizations and approvals required by Environmental Laws to conduct their respective businesses, and (ii) have not received notice or otherwise have knowledge of any actual or alleged violation of Environmental Laws, or of any actual or potential liability for or other obligation concerning the presence, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in the case of clause (i) or (ii) where such non-compliance, violation, liability, or other obligation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(m)	Capitalization.

Except for the 55,705,553 ordinary shares issued and outstanding as of the date of this Agreement and, without any duplication, any ordinary shares issued and outstanding as of the Closing Date pursuant to any agreement or plan set forth in Schedule 5(e)(ix) pursuant to the terms thereof, there are no other securities of any class or series in the capital of the Company outstanding. (a) Except as set forth in Schedule 3(m) hereto, as of the date of this Agreement, and (b) except as set forth in Schedule 5(e)(ix), as of the Closing Date, there are no options, warrants, convertible securities or other rights, agreements or commitments requiring or which may require the issuance or sale by the Company or any of its subsidiaries of any securities of the Company, the Guarantors, or any of their respective subsidiaries, save for the automatic annual increase mechanism equal to five and a half percent in fiscal 2024 and three percent for each fiscal year thereafter of the number of outstanding Ordinary Shares on the last day of the immediately preceding fiscal year or by such number determined by the board of directors of the Company.

(n)	No Other Representations and Warranties; Non-Reliance.

Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Company Parties has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company or this offering, and the Company Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Purchaser Parties.

4.	No Short Sales.

The Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will engage in any Short Sales with respect to securities of the Company prior to the Closing. For purposes of this Section 4, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

5.	Certain Covenants of the Company.

(a)	Nasdaq Listing.

The Company will use commercially reasonable efforts to maintain the listing of its Ordinary Shares on the Nasdaq Global Select Market. In the event that, notwithstanding such efforts, the Company’s ordinary shares are delisted by action of the Nasdaq Global Select Market, the Company will use commercially reasonable efforts to promptly arrange and thereafter maintain a listing of the ordinary shares on another tier of the Nasdaq Stock Market (or another national securities exchange reasonably acceptable to the Purchaser).

(b)	Notice.

The Company will provide reasonably prompt written notice to the Purchaser and its counsel (and in any event within three Business Days after obtaining knowledge thereof) of:

(i). the initiation, institution, or commencement of any material legal proceeding by a governmental authority or other Person (or communications indicating that the same may be contemplated or threatened) (A) involving the Company or any of its subsidiaries (including any assets, contracts, permits, businesses, operations, or activities of the Company or any of its subsidiaries) or any of their respective current or former officers, employees, managers, directors, members, or equityholders (in their capacities as such) or (B) challenging the validity of the transactions contemplated by this Agreement or seeking to enjoin, restrain, or prohibit this Agreement, the issuance of the Forward Purchase Shares or the consummation of the transactions contemplated hereby;

(ii). any breach by the Company of any of its representations, warranties, covenants, or obligations set forth in this Agreement;

(iii). the happening or existence of any event that makes any of the conditions precedent to any party’s obligations set forth in this Agreement incapable of being satisfied prior to the Outside Date;

(iv). the occurrence of an event or development, individually or together with all other events or developments, has had, or would reasonably be expected to have, a Material Adverse Effect; or

(v). the receipt of notice from any governmental authority or other Person alleging that the consent of such Person is or may be required under any organizational document, contract, permit, law, or otherwise in connection with the issuance of the Forward Purchase Shares or the consummation of the transactions contemplated by this Agreement;

provided that if the Company discloses any information with respect to which the Company would have been required to provide written notice to the Purchaser and its counsel pursuant to this Section 5(b), through press releases, Current Reports on Form 6-K, other reports filed or furnished with the SEC, or other means of general dissemination within three Business Days after obtaining knowledge thereof, the Company shall be deemed to have provided the written notice with respect to such information to the Purchaser and its counsel pursuant to this Section 5(b).

(c)	Good Standing; Ordinary Course Operations.

The Company will, and will cause each of its subsidiaries to:

(i). maintain its good standing and legal existence under the laws of the jurisdiction in which it is incorporated, organized, or formed and each other jurisdiction in which the operation of its business or its ownership of property requires such good standing and legal existence, except for any failure to maintain good standing and legal existence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii). conduct its business and operations only in the ordinary course in a manner that is in compliance with legal requirements, except for any failure to comply with legal requirements which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(iii). use commercially reasonable efforts to maintain its physical assets, equipment, properties, and facilities material to the conduct of its businesses in good working condition, ordinary wear and tear excepted;

(iv). maintain its books and records in the ordinary course, consistent with past practice;

(v). maintain all material insurance policies, or suitable replacements therefor, in each case to the extent customary and necessary for a company in the industry and jurisdictions in which the Company operates, in full force and effect;

(vi). use commercially reasonable efforts to maintain all of their respective governmental permits in full force and effect and take all actions to avoid or eliminate any event that results, or would reasonably be expected to result, in the lapse, expiration, termination, revocation, suspension, or modification of any such permit or the imposition of any fine, penalty, or other sanction in connection therewith, except where the failure to maintain any permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(vii). use commercially reasonable efforts to comply with, perform all of its obligations under, and maintain in full force and effect each of its material contracts or agreements to the extent necessary to conduct the business that it conducts as of the date hereof; and

(viii). use commercially reasonable efforts to preserve intact its relationships with material third parties (including creditors, lessors, licensors, suppliers, distributors, and customers) and employees in the ordinary course.

(d)	Diligence requests.

The Company will act in good faith with respect to, and provide reasonably prompt responses to, all reasonable diligence requests provided by the Purchaser or its advisors.

(e)	Negative Covenants.

Without the prior written consent of (i) the chief transformation officer of the Company or his designee, solely with respect to section 5(e)(xi); or (ii) the Purchaser, with respect to sections 5(e)(i) through 5(e)(x) and section 5(e)(xii), the Company will not, and will not permit any of its subsidiaries to:

(i). enter into any contract or commitment with respect to any material financing, except for financing arrangements with the Purchaser and any financing arrangements described on Schedule 5(e)(i) to this Agreement;

(ii). grant, or agree to grant (including pursuant to a key employee retention or incentive plan or other similar agreement or arrangement), any additional or any increase in the wages, salary, bonus, commissions, retirement benefits, pension, severance, or other compensation or benefits (including in the form of any vested or unvested Interests of any kind or nature) of any director or officer of the Company or any subsidiary with a title of vice president or more senior, in each case, other than as required by applicable law or in the ordinary course of business and consistent with past practices;

(iii). enter into, adopt, or establish any new compensation or benefit plans or arrangements (including new severance policies, employment agreements (excluding standard offer letters provided to new hires in the ordinary course of business), and retention, success, or other bonus plans), or amend any existing compensation or benefit plans or arrangements (including any employment agreements, any current severance policy of the Company or any subsidiary, and any retention, success, or other bonus plans), in each case, except (A) as required by law, (B) as required by the express terms of such compensation or benefit plans or arrangements, (C) in the ordinary course of business and consistent with past practices, or (D) as results in substantially similar economic results to the Company;

(iv). execute, deliver, enter into, amend or terminate any material agreement with an affiliate (other than the Purchaser or any affiliate of the Purchaser (which, for the purpose of this section 5(e)(iv) shall exclude the Company and any of its subsidiaries) and the agreements set forth on Schedule 5(e)(iv));

(v). take or permit any action that would result in a (x) change of ownership of the Company or any subsidiary under section 382 of the United States Internal Revenue Code of 1986, as amended (the “Tax Code”) , (y) disaffiliation of any material subsidiary from the Group’s consolidated income tax group under section 1502 of the Tax Code, or (z) realization of any material taxable income outside the ordinary course of the Company’s business;

(vi). sell, convey, dispose, or otherwise transfer any equity interests in a subsidiary or any business unit or division, or any collection of assets constituting all or substantially all of any business unit or division;

(vii). settle, or agree to settle, any material legal proceedings, other than settlements solely for monetary damages made in the ordinary course of business of the Company and consistent with past practices;

(viii). except as expressly contemplated by this Agreement or the Shareholders Agreement, as amended or supplemented from time to time and after given effect to any waiver granted by any party thereunder, effect any amendments or other changes in any of the organizational documents of the Company or any of its material subsidiaries;

(ix). except as expressly contemplated by this Agreement or any agreement or plan referred to on Schedule 5(e)(ix) to this Agreement, (A) authorize, create, issue, sell, or grant any additional equity interests, (B) reclassify, recapitalize, redeem, purchase, acquire, declare any distribution on, or make any distribution on any equity interests or (C) distribute, grant, issue or sell, on a pro rata basis to the holders of Ordinary Shares, any options, convertible securities or rights to purchase shares, warrants, securities or other property;

(x). appoint any person to fill any vacancy on the board of directors;

(xi). commit to make any capital expenditures or execute and deliver any individual purchase order with purchase order value or contract price, in any such case, in excess of $500,000; or

(xii). announce publicly or communicate in writing, or announce or communicate in writing to the Purchaser, that it intends not to issue the Forward Purchase Shares as provided in this Agreement.

6.	Regulatory and Other Authorizations, Notices and Consents.

Each of the Purchaser and the Company shall (or shall cause their subsidiaries or affiliates to) use their respective reasonable best efforts to make the regulatory filings set forth in Schedule 6 and otherwise to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws to consummate the transactions contemplated by this Agreement and to cause the conditions set forth in subclause (a)(i) of Annex 2 to be satisfied as promptly as practicable after the date of this Agreement; provided, that, with respect to seeking the regulatory and other authorizations set forth in subclauses (a)(i)(A) and (a)(i)(B) of Annex 2 hereof, the Purchaser shall not be required to engage in any activities that would constitute a Burdensome Condition or agree to any mitigation terms that would require the Purchaser to engage in such Burdensome Condition. In furtherance of the foregoing, and subject to applicable law, each of the Purchaser and the Company shall promptly inform the other party of any material substantive communication with any U.S. or foreign governmental authority relating to the transactions contemplated by this Agreement, and shall provide copies of any written communications with any U.S. or foreign governmental authority regarding the transactions contemplated by this Agreement; provided, that materials may be redacted (i) to remove references concerning the valuation, (ii) as necessary to comply with contractual arrangements or applicable laws, and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, including the redaction of any competitively sensitive information in which case such competitively sensitive information shall be shared with external counsel only. Neither the Purchaser nor the Company shall independently participate in any substantive meeting with any U.S. or foreign governmental authority in respect of any filings, investigation, or other inquiry without giving the other party prior written notice of the meeting and, to the extent permitted by such U.S. or foreign governmental authority, the opportunity to attend and/or participate. The parties shall consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to any U.S. or foreign governmental authority in connection with the transactions contemplated by this Agreement.

7.	Closing Conditions.

The obligations of the Purchaser and the Company, as applicable, under Section 1 of this Agreement with respect to the Closing are subject to the fulfillment (or waiver by the Purchaser or the Company, as applicable, each in its sole discretion) on or before the Closing of each of the applicable conditions set forth in Annex 2 hereto.

8.	Termination.

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written consent of the Company and the Purchaser; or

(b)	by either the Company or the Purchaser, if an order, writ, judgment, injunction, decree, determination enjoining or prohibiting any of the parties hereto from consummating the transactions contemplated hereby is in effect and such order, writ, judgment, injunction, decree, determination has become final and non-appealable; or

(c)	by either the Company or the Purchaser upon written notice to the other party if there shall have been a Specified Regulatory Turndown; or

(d)	automatically if the Closing is not consummated on or prior to the date falling eighteen months after the date of this Agreement (the “Outside Date”) (the earlier of the dates described in clauses (a) through (d) of this Section 8, hereof, the “Termination Date”).

In the event of any termination of this Agreement pursuant to this Section 8, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 8 shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement.

9.	General Provisions.

(a)	Notices.

All notices and other communications required or permitted hereunder shall be in writing and shall be sent by electronic mail or otherwise delivered by hand, messenger or courier service addressed:

(i)	if to the Purchaser:

Zhonghuan Singapore Investment and Development Pte. Ltd.

c/o TCL Zhonghuan Renewable Energy Technology Co., Ltd.

No. 10 South Haitai Road, Huayuan Industrial Park,

Xiqing District, Tianjin, China 300384

Attention: REN Wei (Head of Investment Dept.); XIA Leon (Head of Legal Dept.)

Email: renwei@tjsemi.com; leon.xia@tjsemi.com

Tel +86 22 23789766

Fax: +86 22 23788321

with copies (which shall not constitute notice) to:

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Attention: Chris Guhin; Jeff Lowenthal

Email: chrisguhin@paulhastings.com; jefflowenthal@paulhastings.com

(ii)	if to the Company:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Lindsey Wiedmann, Chief Legal Officer

Email: lindsey.wiedmann@maxeon.com

with copies (which shall not constitute notice) to:

White & Case

16th floor, York House, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Jessica Zhou; Kaya Proudian

Email: jessica.zhou@whitecase.com; kproudian@whitecase.com

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via an internationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via electronic mail, when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day.

(b)	No Finder’s Fees.

Other than the fees and expenses set forth in Schedule 9(b), each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Other than the fees payable by the Company to the Purchaser’s advisor as set forth in Schedule 9(b), the Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, directors, employees or representatives is responsible.

(c)	Survival of Representations and Warranties; Indemnification.

All of the representations and warranties contained herein shall survive the Closing. The Purchaser shall indemnify and hold harmless the Company and its affiliates and any of its or their officers, employees, registered representatives or managers against losses, liabilities and expenses actually incurred by the Company or any of its affiliates or any of its or their officers, employees, registered representatives, or managers (including attorneys’ fees, judgments, fines and amounts paid in settlement) as a result of, in connection with, relating to or by virtue of any breach by the Purchaser of its representations and warranties in Section 2. The Company shall indemnify and hold harmless the Purchaser and its affiliates and any of its or their officers, employees, registered representatives or managers against losses, liabilities and expenses actually incurred by the Purchaser or any of its affiliates or any of its or their officers, employees, registered representatives, or managers (including attorneys’ fees, judgments, fines and amounts paid in settlement) as a result of, in connection with, relating to or by virtue of any breach by the Company of its representations and warranties in Section 3.

(d)	Entire Agreement.

This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(e)	Successors.

All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f)	Assignments.

No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

(g)	Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(h)	Headings.

The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)	Governing Law.

This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of New York, without regard to principles of conflicts of laws.

(j)	Submission to Jurisdiction.

(i)	Each of the Company and the Purchaser irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York over any suit, action or proceeding arising out of or relating to this Agreement. Each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that any of the Company and the Purchaser has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(ii)	The Company hereby agrees to irrevocably designate and appoint Corporation Service Company, as its agent for service of process (together with any successor appointment below, the “Company Process Agent”) on or before the date of this Agreement in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current Company Process Agent and such service shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

(iii)	The Purchaser hereby agrees to irrevocably designate and appoint Corporation Service Company, as its agent for service of process (together with any successor appointment below, the “Purchaser Process Agent”) on or before the date of this Agreement in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current Purchaser Process Agent and such service shall be deemed in every respect effective service of process upon the Purchaser in any such suit or proceeding. The Purchaser waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Purchaser represents and warrants that such agent has agreed to act as the Purchaser’s agent for service of process, as the case may be, and the Purchaser agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

(k)	WAIVER OF JURY TRIAL.

THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)	Amendments.

This Agreement may not be amended, modified or waived as to any particular provision, except with the written consent of the Company and the Purchaser.

(m)	Severability.

The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n)	Expenses.

The Company hereby agrees to pay, or reimburse the Purchaser for, the Purchaser’s reasonable and documented expenses incurred in connection with the preparation of, documentation of and the entry into and consummation of the transactions contemplated by this Agreement, including (and limited to) (i) the reasonable and documented fees and expenses of legal counsel to the Purchaser (including no more than one legal counsel with respect to the regulatory filings listed on Schedule 6 and one legal counsel with respect to other matters, in each case, in each relevant jurisdiction), as set forth in any fee letters (each in the form and substance reasonably satisfactory to the Company) between the Company and any such legal counsel to the extent applicable, (ii) the reasonable and documented fees and expenses of one financial advisor to the Purchaser, as set forth in any engagement or fee letter (in the form and substance reasonably satisfactory to the Company) between the Company and such financial advisor, and (iii) fees and expenses (including filing fees) incurred in connection with any governmental filings, including, the regulatory filings set forth in Schedule 6. The Company shall be responsible for the fees of its transfer agent, stamp taxes and all of The Depository Trust Company’s fees associated with the issuance of the Forward Purchase Shares.

(o)	Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words ”include” “includes” and ”including” will be deemed to be followed by ”without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words ”this Agreement” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(p)	Waiver.

No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(q)	Confidentiality.

Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

(r)	Specific Performance.

Each party hereto agrees that irreparable damage would occur in the event that any provision of this Agreement was not performed by the other party(ies) hereto in accordance with the specific terms hereof or was otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party hereto shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of the other party(ies), in any proceeding, and may also seek preliminary injunctive relief in aid of such proceeding in any court of competent jurisdiction in addition to any other remedy to which such party is entitled at law or in equity.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASER: Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Qin Shilong
	Name:	Qin Shilong
	Title:	Director

[Signature page to the Forward Purchase Agreement]

COMPANY: Maxeon Solar Technologies, Ltd.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Authorised Signatory

Address of the Company:

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Lindsey Wiedmann, Chief Legal Officer

Email: lindsey.wiedmann@maxeon.com

[Signature page to the Forward Purchase Agreement]

Schedule 2(n)

[*****]

Schedule 3(g)

[*****]

Schedule 3(h)(B)

[*****]

Schedule 3(j)(iv)

[*****]

Schedule 3(k)

[*****]

Schedule 3(m)

[*****]

Schedule 5(e)(i)

[*****]

Schedule 5(e)(iv)

[*****]

Schedule 5(e)(ix)

[*****]

Schedule 6

[*****]

Schedule 9(b)

[*****]

Annex 1

Certain Definitions

“A&R Option Agreement” means that certain amended and restated option agreement, dated May 30, 2024, between the Company and the Purchaser.

“Burdensome Condition” means:

(1) Selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company, or the Purchaser or its affiliates;

(2) Terminating existing relationships, contractual rights or obligations of the Company, or the Purchaser or its affiliates;

(3) Terminating any existing or contractually planned venture or other arrangement of the Purchaser or the Company;

(4) Creating any third-party relationship, contractual rights or obligations with any party other than a U.S. or foreign governmental authority by the Company, or by the Purchaser or its affiliates, or effectuating any other change or restructuring of the Company, or the Purchaser or its affiliates;

(5) Taking any action which may have an adverse material effect on the value or economics of the transaction for the Purchaser; or

(6) Participating in any suit, claim, action, proceeding or arbitration that is not conditioned upon consummation of the transactions contemplated by this Agreement.

“Daily VWAP” means, for any Trading Day, the per share volume-weighted average price of the Ordinary Shares as displayed under the heading “Bloomberg VWAP” on Bloomberg page identified by “MAXN” (or such other ticker symbol for such Ordinary Shares) appended by the suffix “<EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume- weighted average price is unavailable, the market value of one Ordinary Share on such Trading Day, reasonably determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company. The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“FPA Purchase Price” means the lower of (i) the product of (A) 0.75 and (B) the FPA VWAP and (ii) the per share purchase price such that the number of Forward Purchase Shares together with the Ordinary Shares owned by the Purchaser immediately prior to the Closing, after giving effect to (i) the exercise of the warrants held by the Purchaser and (ii) solely to the extent exercised prior to the Closing, the exercise by the Purchaser of the option to purchase Ordinary Shares pursuant to the A&R Option Agreement prior to the Closing, shall constitute 50.1% of the outstanding Ordinary Shares of the Company, after giving effect to (i) the issuance of the Forward Purchase Shares and (ii) the exchange, at the Company’s option, of all outstanding Tranche A Second Lien Notes into Ordinary Shares pursuant to the terms of the Second Lien Notes Indenture.

“FPA VWAP” means the average of the Daily VWAP for 10 consecutive Trading Days ending on (and including) the day immediately prior to the date on which all of the regulatory approvals as set forth in subclauses (a)(i)(A) and (a)(i)(B) of Annex 2 have been obtained (including the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under any applicable laws), or waived by the Company and the Purchaser, each in its sole discretion (as the case may be).

“Group” means collectively, the Company and its subsidiaries.

“Second Lien Notes” means Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 of the Company. Tranche A Notes issued pursuant to the Second Lien Notes Indenture shall be referred to herein as “Tranche A Second Lien Notes.”

“Second Lien Notes Indenture” means the indenture to be entered into among the Company, the Guarantors named therein, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee, and Rizal Commercial Banking Corporation—Trust and Investment Group, as Philippine Supplemental Collateral Trustee in relation to the Second Lien Notes, as may be amended and supplemented from time to time.

“Trading Day” means a day on which the NASDAQ Global Select Market is open for business, or if the Ordinary Shares are not listed, a Business Day.

“Material Adverse Effect” means, any event, change, effect, occurrence, development, circumstance, condition, result, state of fact, or change of fact (each, an “Event”) that, individually or together with all other Events, has had, or would reasonably be expected to have, a material adverse effect on either (A) the business, results of operations, finances, properties, condition (financial or otherwise), assets, or liabilities of the Company or (B) the ability of the Company to issue the Forward Purchase Shares and consummate the transactions contemplated by this Agreement.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan.

“Regulatory Turndown” means any applicable U.S. or foreign governmental authority for the regulatory filings as set forth in Schedule 6 has taken action, or otherwise indicated in writing to the Parties an intention to take action, to prevent the consummation of the transactions contemplated by this Agreement.

“Relevant Agreements” means (i) a convertible notes purchase agreement, dated May 30, 2024, between the Company and the Purchaser, relating to the sale and purchase of the Company’s 7.50% Convertible First Lien Senior Secured Notes due 2027; (ii) a securities purchase agreement, dated May 30, 2024, between the Company and the Purchaser, relating to the sale and purchase of the Company’s 9.0% Convertible First Lien Senior Secured Notes due 2029; and (iii) the exchange agreements, dated May 30, 2024, with certain holders of the Company’s 6.50% Green Convertible Senior Notes due 2025.

“Specified Regulatory Turndown” means a Regulatory Turndown by any applicable U.S. or PRC governmental authority.

Annex 2

Closing Conditions

(a)	The obligations of the Purchaser to purchase and the Company to sell the Forward Purchase Shares at the Closing under this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which, to the extent permitted by applicable laws, may be waived by the Purchaser and the Company in their respective sole discretion):

(i)	All applicable consents, approvals, orders and authorizations of, and registrations, qualifications, designations, declarations and filings with, any governmental authority of competent jurisdiction in connection with the issuance of the Forward Purchase Shares or the consummation of the transactions contemplated by this Agreement shall have been obtained or completed (as the case may be) and shall be effective, including (A) consents, approvals, expiration of waiting periods or agreements required under the HSR Act or any other applicable Antitrust Laws and (B) the consummation of the regulatory approval procedures in connection with the filings as set forth on subsections (ii) and (iii) of Schedule 6 without there having been a Regulatory Turndown;

(ii)	The Purchaser shall have obtained the required approvals from the relevant governmental authorities having jurisdiction over the payment of any purchase price by the Purchaser;

(iii)	Each of the Company and the shareholders named in the Shareholders Agreement shall have agreed to waive any and all provisions of the Shareholders Agreement that would prohibit or restrict the consummation of the transactions contemplated herein; and

(iv)	No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Forward Purchase Shares.

(b)	The obligation of the Purchaser to purchase the Forward Purchase Shares at the Closing under this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser in its sole discretion:

(i)	The representations and warranties of the Company set forth in Section 3 of this Agreement shall have been true and correct in all material respects as of the date hereof and as of the Closing, other than those representations set forth in Sections 3(a), 3(b), 3(d) and 3(i) which shall be true and correct in all respects as of the date hereof and as of the Closing;

(ii)	The Company shall have performed, satisfied and complied in all material respects with (A) the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing; and (B) the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Closing Date pursuant to any other material agreement then in effect between the Company and the Purchaser or any affiliate of the Purchaser;

(iii)	The Company shall have delivered duly executed legal opinions from outside counsel reasonably requested by the Purchaser in form and substance satisfactory to the Purchaser;

(iv)	The Company shall have executed and delivered the Amended and Restated Registration Rights Agreement, which shall be in full force and effect; and

(v)	The Shareholders Agreement shall have been amended or amended and restated as of the Closing Date (the “Amended Shareholders Agreement”) such that the Amended Shareholders Agreement is in form and substance acceptable to the Company and the Purchaser. The Company and the Shareholders named therein shall have executed and delivered the Amended Shareholders Agreement, which shall be in full force and effect;

(vi)	The Company shall have exchanged at least 95% of its 6.5% Senior Unsecured Convertible Notes Due 2025 into Second Lien Notes;

(vii)	The Company shall have validly delivered the notice to the holders of Tranche A Second Lien Notes under section 4.04(E) of the Second Lien Notes Indenture exercising its option thereunder to exchange all outstanding Tranche A Second Liens for Ordinary Shares pursuant to the terms and conditions of the Second Lien Notes Indenture, pursuant to which such exchange shall have occurred on or prior to the Closing Date;

(viii)	A sufficient number of members of the Board of Directors shall have resigned from the Board of Directors (and each committee of the Board of Directors, other than the Audit Committee) so that following the designation of additional members to the Board of Directors pursuant to the Shareholders Agreement, as amended, the members of the Board of Directors designated by the Purchaser will represent a majority of the members of the Board of Directors (and each committee of the Board of Directors, other than the Audit Committee).

(ix)	The Company shall have complied with and fulfilled its obligations under the charter for the Strategy and Transformation Committee of the Company’s board of directors as in effect on the date hereof, as such charter may have been amended with the written consent of the Purchaser; and

(x)	Since the date hereof, there shall not have occurred an event or development, individually or together with all other events or developments, has had, or would reasonably be expected to have a Material Adverse Effect ; provided, however, that for purposes of this clause (x), in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the business, results of operations, finances, properties, condition (financial or otherwise), assets, or liabilities of the Company arising from (1) economic changes generally affecting the industry in which the Company operates (provided in each case that such changes do not have a unique or materially disproportionate impact on the business of the Company compared to any other companies that operate in the industry or market in which the Company operates), (2) the execution, announcement or disclosure of this Agreement or the pendency or consummation of the transactions contemplated hereunder, (3) the execution, announcement or disclosure of the Relevant Agreements or the pendency or consummation of the transactions contemplated thereunder, (4) changes after the date of this Agreement in Applicable Laws to the Company (provided that such changes do not have a unique or materially disproportionate impact on the business of the Company compared to any other companies that operate in the industry or markets in which the Company operates), (5) changes in national or international political or social conditions generally affecting the industry in which the Company operates including any engagement in hostilities or the occurrence of any military or terrorist attack or civil unrest (provided that such changes do not have a unique or materially disproportionate impact on the business of the Company compared to any other companies that operate in the industry or markets in which the Company operates), or (6) acts of god, earthquakes, hurricanes, floods, pandemic, epidemic or other natural disasters (provided that such events do not have a unique or materially disproportionate impact on the business of the Company compared to any other companies that operate in the industry or markets in which the Company operates).

(c)	The obligation of the Company to sell the Forward Purchase Shares at the Closing under this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Company in its sole discretion:

(i)	The representations and warranties of the Purchaser set forth in Section 2 of this Agreement shall have been true and correct in all material respects as of the date hereof and as of the Closing, other than those representations set forth in Sections 2(a) and 2(b) which shall be true and correct in all respects as of the date hereof and as of the Closing; and

(ii)	The Purchaser shall have performed, satisfied and complied with in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing.